Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in thousands, except ratios)

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012	2011
Net income (loss) attributable to Vanguard unitholders	$(1,883,174)	$64,345	$59,511	$(168,815)	$62,063
Net income attributable to non-controlling interest	—	—	—	—	26,067
Net income (loss) before preferred unit distributions	$(1,883,174)	$64,345	$59,511	$(168,815)	$88,130

Fixed charges:
Interest including amortization of debt expense	$87,573	$69,765	$61,148	$41,891	$28,994
Settlements paid on interest rate derivative contracts	5,227	4,035	3,888	2,515	2,874
Portion of lease payments considered interest on operating leases	815	511	392	271	272
Total fixed charges	93,615	74,311	65,428	44,677	32,140
Preferred unit distributions (b)	26,759	18,197	2,634	—	—
Total fixed charges and preferred unit distributions	$120,374	$92,508	$68,062	$44,677	$32,140

Ratio of Earnings to Fixed Charges(a)	—	1.87	1.91	—	3.74

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(b)	—	1.50	1.84	—	—

(a)
In the years ended December 31, 2015 and 2012, earnings were inadequate to cover fixed charges by approximately $1.9 billion and $168.8 million, respectively. The shortfall for the years ended December 31, 2015 and 2012 was principally the result of non-cash natural gas and oil property impairment charges of $1.8 billion and $247.7 million, respectively.

(b)
Because no Preferred Units were outstanding for any of the years ended December 31, 2012 or 2011, no historical ratios of earnings to combined fixed charges and preferred unit distributions are presented.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations available to our unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.